SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:          Annuity Investors[REGISTERED TRADEMARK] Variable Account B

Address of Principal Business Office:

               P.O. Box 5423, Cincinnati, Ohio  45201-5420

Telephone Number:      (800) 789-6771

Name and Address of Agent for Service of Process:

               Mark F. Muething, Esq.
               Senior Vice President, Secretary and General Counsel
               Annuity Investors Life Insurance Company[REGISTERED TRADEMARK] P.O. Box 5423
               Cincinnati, Ohio  45201-5420


Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES / / No / X /

Item 1.        Annuity Investors[REGISTERED TRADEMARK] Variable Account B.

Item 2. Registrant was organized under the laws of the State of Ohio on December 19, 1996.

Item 3.        Registrant  is  organized  as  a  separate   account  of  Annuity
               Investors Life Insurance Company[REGISTERED TRADEMARK].

Item 4.        Registrant is a unit investment trust.

Item 5.        Not applicable.

Item 6.        Not applicable.

Item 7.        Not applicable.

Item 8.        (a)   Annuity Investors Life Insurance Company.
                     P.O. Box 5423
                     Cincinnati, Ohio  45201-5420

               (b)   Robert A. Adams           President, Director

                     S. Craig Lindner          Director

                     William J. Maney II       Assistant Treasurer,
                                               Director

                     James M. Mortensen        Executive Vice President,
                                               Assistant Secretary and Director

                     Mark F. Muething          Senior Vice President, Secretary,
                                               General Counsel and Director

                     Jeffrey S. Tate           Director

                     Thomas Liguzinski         Senior Vice President

                     Charles K. McManus        Senior Vice President

                     Michael J. O'Connor       Senior Vice President and
                                               Chief Actuary

                     Robert E. Allen           Vice President and Treasurer

Item 8.        (b)   continued

                     Ronald Green III          Vice President

                     Betty Kasprowicz          Vice President and Assistant
                                               Secretary

                     Lynn E. Laswell           Assistant Vice President

                     Thomas E. Mischell        Assistant Treasurer

               The address of each officer and director is P.O. Box 5423, Cincinnati, Ohio 45201-5420.

               (c)     Not applicable.

Item 9.        (a)     No.

               (b)     Not applicable.

               (c)     Yes.

               (d)     No.

               (e)     Not applicable.

Item 10.       Zero

Item 11.       No.

Item 12.       Not applicable.

                                   SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Cincinnati, the State of Ohio, on the 23rd day of December, 1996.

[SEAL]




                                      ANNUITY INVESTORS[REGISTERED TRADEMARK]
                                      VARIABLE ACCOUNT B
ATTEST:




/s/ James M. Mortensen                By:/s/ Mark F. Meuthing
-------------------------             ----------------------------------------
Name:  James M. Mortensen             Mark F. Meuthing
Title: Executive Vice President       Senior Vice President, Secretary
       and Assistant Secretary        and General Counsel
       Annuity Investors Life         Annuity Investors Life
       Insurance Company[REGISTERED   Insurance Company[REGISTERED TRADEMARK]
       TRADEMARK]